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SEC FILE NUMBER
8-70982

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 11/28/23 (MM/DD/YY) AND ENDING 09/30/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AMERICAN FUNDSTARS

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4695 MACARTHUR COURT, SUITE 560
(No. and Street)

NEWPORT BEACH	CA	92660
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ILINA STAMOVA	212-668-8700	ISTAMOVA@ACISECURE.CO
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

2121 AVE OF THE STARS #800	CENTURY CITY	CA	90067
(Address)	(City)	(State)	(Zip Code)

09/15/2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FAN FENG _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AMERICAN FUNDSTARS _____ , as of 9/30 _____ , 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



DAVID J. LEE
COMM. # 2459723
NOTARY PUBLIC · CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. AUG. 18, 2027

SEE JURAT ATTACHMENT.



Notary Public



Signature: _____

Title: _____
CEO

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of ORANGE

Subscribed and sworn to (or affirmed) before me on this 25th day of NOVEMBER,

2024 by FAN FENG,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature (Seal)

DAVID J. LEE
COMM. # 2459723
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. AUG. 18, 2027

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

OATH OR AFFIRMATION.
(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages 1 Document Date

Additional information

INSTRUCTIONS

The wording of all Jurats completed in California after January 1, 2015 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one with does contain the proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

- State and county information must be the state and county where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of the document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
  - ❖ Additional information Is not required but could help to ensure this jurat is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document with a staple.

American Fundstars
Financial Group LLC dba
American Fundstars

Report on Audit of Financial Statement
and Supplemental Information

For the Period November 28, 2023 through September 30, 2024

American Fundstars Financial Group LLC dba American Fundstars

Table of Contents
For the Period November 28, 2023 through September 30, 2024

Report of Independent Registered Public Accounting Firm   1

Financial Statement:
Statement of Financial Condition   2

Notes to Financial Statement   3 - 5



DCPA
2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067
424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of American Fundstars Financial Group LLC dba American Fundstars:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of American Fundstars Financial Group LLC dba American Fundstars (the "Company") as of September 30, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company for the period November 28, 2023 through September 30, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

DCPA

DCPA
We have served as the Company's auditor since 2023.
Century City, California
November 25, 2024

Statement of Financial Condition
September 30, 2024

ASSETS

Cash	$	23,250
Due from Broker		20,038
Deposit with clearing firm		10,000
Accounts Receivables		45,469
Fixed Assets, net		251,603
Prepaid Expenses and Other Assets		19,948
Investments at Fair Market Value		680,198
TOTAL ASSETS	$	1,050,506

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accrued Expenses	$	33,314
Accounts Payable		8,403
TOTAL LIABILITIES		41,717
MEMBER'S EQUITY		1,008,789
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,050,506

See Notes to Accompanying Financial Statement.

Notes to Financial Statement
For the Period November 28, 2023 through September 30, 2024

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

American Fundstars Financial Group LLC dba American Fundstars (the "Company") is a Limited Liability Company that was formed in Delaware on June 17, 2021. The Company is a registered broker-dealer with the U.S. Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC") as of November 28, 2023. The firm operates in Newport Beach, California and provides investment advisory services.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial Statement have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Revenue and Expense Recognition

The Company recognizes revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). ASC Topic 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company earns Commissions income form the sale of variable annuities shares. The Company recognizes the commission revenue from variable annuities sales as of the trade date.

The Company earns advisory fees for continuous on-going management of securities portfolios. Advisory fee income is recognized in the period earned.

Fixed Assets

Fixed assets are stated at cost, net of accumulated depreciation. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives ranging from two (2) to ten (10) years by the straight-line method.

Accounts Receivables

Accounts receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Income Taxes

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the Member. Therefore, no provision or liability for Federal Income Taxes is included in these financial Statement.

Use of Estimates

The preparation of financial Statement and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial Statement, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

Investments

The Company has adopted FASB ASC 820, Investments -- Debt and Equity Securities. As such, investment held by the Company are classified as available for sale securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of investments are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

NOTE 3 – CONCENTRATIONS OF CREDIT RISK

Cash

The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account.

Notes to Financial Statement
For the Period November 28, 2023 through September 30, 2024

NOTE 4 - INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial Statement for these indemnifications.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. SEC Rule 15c3-1 also provides that capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on September 30, 2024, the Company had net capital of $678,165 which was $672,950 in excess of its required net capital of $5,215; and the Company's ratio of aggregate indebtedness to net capital was approximately 0.06 to 1.

NOTE 6 – EXEMPTION FROM RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934. The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial Statement. The evaluation was performed through the date the financial Statement were available to be issued. Based on this review, the Company has determined that there were no events which took place that would have a material impact on its financial Statement.

Note 8 - FAIR VALUE MEASUREMENT

On January 1, 2009, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of September 30, 2024:

Assets	Level 1	Level 2	Level 3	Total
Investment	$680,198	-	-	$680,198
Total	$680,198	-	-	$680,198

Investment held by the Company consist of Money Market Fund. Money Market Fund are classified as available for sale securities and stated at their fair market value based on quoted prices in active markets.

Notes to Financial Statement
For the Period November 28, 2023 through September 30, 2024

Note 9 - DUE FROM BROKER

As of September 30, 2024, the Company has a bank sweep receivable Due from Broker in the amount of $20,038.

Note 10 - DEPOSIT WITH CLEARING BROKER

The Company is currently in the process of applying for a Change of Membership Agreement ("CMA") with FINRA to engage with a Clearing Broker. This change was not effective for the year ended September 30, 2024. The Company has a clearing agreement with Interactive Broker ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at September 30, 2024 was $10,000.

Note 11 - LEASE

The company is not subject to ASC 842 due to the short term exemption.

Note 12 - FIXED ASSETS

Property and equipment are recorded at cost and summarized by major classifications as follows:

		Depreciable Life Years
Auto	$ 241,812	10
Furniture and fixtures	38,310	5
Website	18,065	2
	298,187	
Less accumulated depreciation	(46,584)	
Net furniture and equipment	251,603	

Depreciation expense for the period ended September 30, 2024 was $ 46,206.